Exhibit 99.1

Media Release

Frankfurt am Main	26 March 2024

Deutsche Bank’s Annual General Meeting 2024 – shareholders to vote on 50% increase in dividend

  The Management Board and Supervisory Board propose a dividend of € 0.45 per share for 2023 , up from € 0.30 per share for 2022

  Virtual AGM 2024 will provide extensive opportunities for shareholder questions and contributions and will again be publicly broadcast on the internet, including the general debate and voting results

  Proposal for the Management Board c ompensation system to be adjusted and simplified

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) will this year again hold its Annual General Meeting in a virtual format. The entire AGM on May 16, 2024, will be broadcast live on the bank’s website agm.db.com .

"We are pleased to be able to propose another 50 percent year-on-year increase in our dividend. Deutsche Bank’s successful transformation sharpens our focus on clients and enables us to boost returns to shareholders,” said Supervisory Board Chairman Alex Wynaendts. He added: "Our virtual format, which worked well last year, will once again allow shareholders from Germany and abroad to fully exercise their rights in an efficient manner without having to be physically present. We very much look forward to a lively exchange with our shareholders."

Shareholders who register by midnight (CEST) on May 10, 2024, can participate online via the access-protected shareholder portal, where they can also exercise their voting rights, speak live during the meeting and raise questions as provided by law.

The agenda, which comprises 9 items in total, was published in the German Federal Gazette (Bundesanzeiger) and on Deutsche Bank’s website ( agm.db.com ) on March 26, 2024.

As announced in early February 2024, the Management Board and Supervisory Board propose a cash dividend of € 900 million, or € 0.45 per share for the financial year 2023. This represents a year-on-year increase of 50% from a dividend of € 0.30 per share paid for 2022 and is in line with Deutsche Bank’s ambition to distribute around € 8 billion of capital to shareholders in respect of the financial years 2021 to 2025.

Having raised its capital outlook by € 3 billion in October 2023, management sees the bank well positioned to exceed its capital distribution goal of € 8 billion in respect of the financial years 2021-2025, paid in 2022-2026. From 2025 onwards, the Management Board aims to distribute a total of 50% of the net profit attributable to shareholders, and in February 2024 published its additional goal for a dividend of € 1.00 per share in respect of the year 2025.

The Supervisory Board proposes to the General Meeting to approve a simplified compensation system of the Management Board. In February, the Supervisory Board approved a corresponding recommendation by the Compensation Control Committee which, among other points, significantly reduces the number of targets in the Management Board compensation system. In addition, the long-term component of variable compensation will in future be based on a forward-looking assessment period instead of the previous, retrospective view when measuring performance, in order to align Management Board compensation even closer to shareholders’ long-term interests. The new remuneration system has been in use since January 1, 2024, and is set out on the company’s website .

Participation in the AGM 2024

This year’s AGM format provides the opportunity for Deutsche Bank shareholders to fully exercise their rights.

  Registered shareholders can submit questions in advance via the shareholder portal by midnight (CEST) on May 12, 2024 . Registration for the AGM is possible until midnight (CEST) on May 10, 2024.

  The bank's responses to pre-submitted questions will be published on the website at agm.db.com no later than midnight (CEST) on May 14, 2024, further improving transparency for shareholders.

  As in previous years, shareholders will again be able to speak through the means of video communication during the AGM. All relevant types of requests for information (i.e. follow-up questions as well as questions on new topics in accordance with § 131 (1d) and (1e) Stock Corporation Act) may be part of the speeches.

The speeches of the Chairman, Alexander Wynaendts, and Chief Executive Officer, Christian Sewing, will be published on the bank’s website at agm.db.com by midnight (CEST) on Wednesday, May 8, 2024.

  Shareholders have the right to submit statements on the agenda items in text form by means of electronic communication by no later than midnight (CEST) on Friday , May 10, 2024 . The company will make the statements available on the website at agm .db.com .

  Details on the interactive options are included in the Invitation to the AGM , which can be downloaded from agm.db.com .

For further information please contact:

Deutsche Bank AG

Media Relations

Christian Streckert

Phone: +49 69 / 910 38079

Email: christian.streckert@db.com

Eduard Stipic

Phone: +49 69 / 910 41864

Email: eduard.stipic@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission.

Such factors are described in detail in our SEC Form 20-F of 14 March 2024 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.